

April 3, 2013

<u>Via E-mail</u>
Laurie G. Hylton
Chief Financial Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

> **Re: Eaton Vance Corp.**
> **Form 10-K for Fiscal Year Ended October 31, 2012**
> **Filed December 21, 2012**
> **File No. 001-08100**

Dear Ms. Hylton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended October 31, 2012</u>

<u>Item 1A. Risk Factors, page 15</u>

1.   We note your disclosure regarding the voting rights of your common stock on page 102. In light of the lack of voting rights of public shareholders, please revise future filings to include a separate risk factor related to the voting power of your Voting Common Stock and Voting Trust.

2.   We note the general nature of your risk factor disclosure. In future filings please expand to provide more specific disclosure so that investors may better understand how the risks presented in this section could adversely impact your business or results of operations. For example:

- Describe competitive fee pressure and the impact of competitive fee pressure on your business or results of operations (first risk factor on page 15);

- Describe recent significant fluctuations in assets under management and clarify the impact of such fluctuations on your business or results of operations (fourth risk factor on page 15);

- Describe recent periods of poor investment performance for your principal products or investment strategies and clarify the impact of such periods on your business or results of operations (last risk factor on page 15);

- Clarify the "significant portions" of your business operations and those of your critical service providers that are concentrated in a few geographic areas and identify the geographic areas (third risk factor on page 17); and

- Provide a brief summary of new legislation or regulations that have had, or are reasonably likely to have, a material adverse effect on your business or operations and, where possible, quantify the impact of such changes (second risk factor on page 18).

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 53

3.   Please revise future filings to describe collateral requirements with respect to your derivative contracts and short sales. In this regard, we note your disclosure on page 68 of restricted cash that includes cash collateral required for margin accounts established to support derivative positions and securities sold, not yet purchased.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 65

Note 1. Summary of Significant Accounting Policies, page 65

Principles of consolidation, page 66

4.   We note from your discussion that you are the primary beneficiary of certain CLO entities for which you act as the collateral manager. To enhance transparency surrounding your consolidation process in evaluating these entities, please revise your disclosure in future filings to discuss the nature of the agreements with the CLO entities, including fee structure and significant judgments and assumptions made in concluding that you are, or not, the primary beneficiary.

5.   On page 67 you disclose that from time to time, the Company may maintain a controlling financial interest in a sponsored fund and that upon consolidation the Company applies specialized accounting treatment of the fund. Tell us and clarify the following in your future filings:

- Identify the specific specialized accounting treatment you are referring to;

- Discuss the circumstances when you would no longer be deemed to control the fund, and identify the accounting method used when the fund is deconsolidated; and

- Tell us if consideration to consolidate sponsored funds is always considered under the same consolidation model and if not, why.

Investments, page 68

6.   We note that investment securities, trading (trading investments) include debt and equity securities held in separately managed accounts seeded for product development purposes, and that investment securities, available-for-sale (AFS investments) consist exclusively of seed investments in certain Company sponsored funds. Please address the following:

- Tell us and clarify in your future filings if you consolidate separately managed accounts seeded for product development purposes (trading investments) and provide us with the specific accounting guidance you used to support your accounting analysis. In your response, consider your statement on page 90 that the Company maintains investments in privately offered equity funds that are considered VIE's.

- Tell us if all debt and equity securities held in your separately managed accounts within trading investments are seeded investments. If so, clarify this within your discussion here and on page 78 (Note 5. Investments).

- Tell us how often you create these seeded investments (trading and AFS securities) and quantify the number of new seeded products during each reported period.

- Describe your typical investment in the seeded products. In this regard, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

- Tell us, and disclose in your future filings, how you deconsolidate your investments and describe the related changes to your financial statements upon deconsolidation, including whether any fee revenues are earned from these investments while you consolidate them. Discuss how many of these seeded investment products were de-consolidated during the reported periods.

Note 4. Consolidated Sponsored Funds, page 77

7. You disclose that you consolidate sponsored funds in which you hold a controlling financial interest. Tell us, and clarify in your future filings, under which consolidation model of ASC 810-10 you consolidate sponsored funds and the determining factors you considered in your analysis.

Note 5. Investments, page 78

Investments in equity method investees, page 79

8. We note your disclosure related to the August 6, 2012 purchase of a 49 % interest in Hexavest, along with an option to acquire an additional 26% interest in 2017. We also note your disclosure on page 5 that you have assumed primary responsibility for Hexavest's new business development outside of Canada. Provide us with your analysis supporting your conclusion that equity method accounting is the appropriate accounting treatment for this transaction. In this regard, tell us if (and how) you considered the option to acquire an additional 26% interest, your assumption of responsibility for new business outside of Canada, or any other agreements (e.g., sub-advisor agreements, other participation rights, etc.) in your accounting analysis. Please ensure that you address the applicability of ASC 805 and ASC 810-10-25 in your response.

Note 6. Fair Value Measurements, page 81

Valuation methodologies, page 83

Investment securities, trading – equity, page 84

9. We note in your discussion that events occurring after the close of trading on foreign exchanges may result in adjustments to the valuation of foreign securities to more accurately reflect their fair values as of the close of regular trading on the New York Stock Exchange. We also note that depending upon the nature of the inputs, investments securities, trading – equity are generally classified as Level 1 or 2 within the valuation hierarchy. Disclose in your future filings the following:

- The methodology for calculating the adjustment(s), if any;

- The procedures in place to validate the resulting fair value measurement; and

- The typical size of the adjustment(s) relative to the closing price.

Corporate Governance and Information About Our Board . . . , page 118

10.   Please revise future filings to describe how your board of directors oversees or manages market risk.

Compensation Objectives and Philosophy, page 121

11.   Please revise future filings to clarify "competitive" compensation or how targeted total compensation is benchmarked against your peer group.

Long-term Equity Incentive Awards, page 126

12.   We note your reference in the first full sentence on page 127 to "among other factors." Please revise future filings to describe the factors considered by your compensation committee when determining the amount of long-term equity incentive awards for each of your named executive officers.

Employment Agreements and Provisions for Change of Control, page 128

13.   Please file, or tell us why you have not filed, your separation agreement with Robert J. Whelan as an exhibit.

Grants of Plan-Based Awards, page 133

14.   We note your disclosure in the Target (#) column of this table and on page 127 regarding approved awards of restricted Non-Voting Common Stock for your named executive officers. We also note your disclosure of the number of stock awards granted to your named executive officers in the All Other Stock Awards: Number of Shares of Stock or Units (#) column of this table and the Stock Awards column of the Summary Compensation Table on page 130. Please tell us, and revise future filings to explain, differences in the target or approved awards of restricted Non-Voting Common Stock and the amount of restricted Non-Voting Common Stock granted.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director